SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)
                        ADELPHIA BUSINESS SOLUTIONS, INC.
                  (FORMERLY HYPERION TELECOMMUNICATIONS, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    006847107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Carl E. Rothenberger, Jr., Esq.
                                One Oxford Centre
                          301 Grant Street, 20th Floor
                            Pittsburgh, PA 15219-1410
                              Phone: (412) 562-8826
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 19, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                   2
CUSIP No.:        006847107

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Adelphia Communications Corporation (I.R.S. Identification No. 23-2417713)

         (2)      Check the Appropriate Box if a Member of a Group      (a)[ ]
                                                                        (b)[ ]

         (3)      SEC Use Only

         (4)      Source of Funds
                                    BK/PF/OO

         (5) Check Box if Disclosure of Legal Proceedings is Required [ ] Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization:

                  Delaware

          Number of            (7)     Sole Voting Power                                                   -0- Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                         105,466,157 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                              -0- Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                    105,466,157 Shares


         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  105,466,157 (shares held by Adelphia, which include 19,700,117 shares of Class A Common Stock and 85,766,040 shares of Class B Common Stock convertible into Class A Common Stock)

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            79.0%

         (14)     Type of Reporting Person (See Instructions)
                                       CO

                                                                   3
CUSIP No.:        006847107

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  John J. Rigas

         (2)      Check the Appropriate Box if a Member of a Group  (a) [ ]
                                                                    (b) [ ]

         (3)      SEC Use Only

         (4)      Source of Funds
                                    AF/PF/SC

         (5) Check Box if Disclosure of Legal Proceedings is Required [ ] Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization:

                  United States of America

          Number of            (7)     Sole Voting Power                                               178,000 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                         105,958,657 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                          178,000 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                    105,958,657 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  106,136,657 (105,466,157 shares held by Adelphia, which include 19,700,117 shares of Class A Common Stock and 85,766,040 shares of Class B Common Stock convertible into Class A Common Stock, plus 670,500 shares held directly or through partnerships)

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            79.5%

         (14)     Type of Reporting Person (See Instructions)
                                       IN

                                                                   4
CUSIP No.:        006847107

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Michael J. Rigas

         (2)      Check the Appropriate Box if a Member of a Group  (a) [ ]
                                                                    (b) [ ]

         (3)      SEC Use Only

         (4)      Source of Funds
                                    AF/PF/SC

         (5) Check Box if Disclosure of Legal Proceedings is Required [ ] Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization:

                  United States of America

          Number of            (7)     Sole Voting Power                                               110,000 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                         105,958,657 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                          110,000 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                    105,958,657 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  106,068,657 (105,466,157 shares held by Adelphia, which include 19,700,117 shares of Class A Common Stock and 85,766,040 shares of Class B Common Stock convertible into Class A Common Stock, plus 602,500 shares held directly or through partnerships)

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            79.4%

         (14)     Type of Reporting Person (See Instructions)
                                       IN

                                                                   5
CUSIP No.:        006847107

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  Timothy J. Rigas

         (2)      Check the Appropriate Box if a Member of a Group  (a) [ ]
                                                                    (b) [ ]

         (3)      SEC Use Only

         (4)      Source of Funds
                                    AF/PF/SC

         (5) Check Box if Disclosure of Legal Proceedings is Required [ ] Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization:

                  United States of America

          Number of            (7)     Sole Voting Power                                               100,000 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                         105,958,657 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                          100,000 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                    105,958,657 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  106,058,657 (105,466,157 shares held by Adelphia, which include 19,700,117 shares of Class A Common Stock and 85,766,040 shares of Class B Common Stock convertible into Class A Common Stock, plus 592,050 shares held directly or through partnerships)

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            79.4%

         (14)     Type of Reporting Person (See Instructions)
                                       IN

                                                                   6
CUSIP No.:        006847107

         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                  James P. Rigas

         (2)      Check the Appropriate Box if a Member of a Group  (a) [ ]
                                                                    (b) [ ]

         (3)      SEC Use Only

         (4)      Source of Funds
                                    AF/PF/SC

         (5) Check Box if Disclosure of Legal Proceedings is Required [ ] Pursuant to Items 2(d) or 2(e)

         (6)      Citizenship or Place of Organization:

                  United States of America

          Number of            (7)     Sole Voting Power                                               150,000 Shares
           Shares
        Beneficially           (8)     Shared Voting Power                                         105,958,657 Shares
          Owned by
            Each               (9)     Sole Dispositive Power                                          150,000 Shares
          Reporting
         Person With           (10)    Shared Dispositive Power                                    105,958,657 Shares

         (11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                  106,108,657 (105,466,157 shares held by Adelphia, which include 19,700,117 shares of Class A Common Stock and 85,766,040 shares of Class B Common Stock convertible into Class A Common Stock, plus 642,500 shares held directly or through partnerships)

         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

         (13)     Percent of Class Represented by Amount in Row (11)
                                                            79.5%

                  (14)Type of Reporting Person (See Instructions)
                                       IN

                                                                  7
1.       SECURITY AND ISSUER

                  This statement relates to the Class A Common Stock, par value $.01 per share, of Adelphia Business Solutions, Inc. ("ABIZ" or the "Company"), whose principal executive offices are located at One North Main Street, Coudersport, Pennsylvania 16915. The shares of Class B Common Stock, par value $.01 per share, of the Company are convertible into shares of Class A Common Stock on a one-to-one basis at the option of the holder. The Company's Class A Common Stock is registered under the Securities Exchange Act of 1934 ("Exchange Act") while the Company's Class B Common Stock, par value $.01 per share, has not been so registered. The Class A Common Stock and the Class B Common Stock are referred to collectively herein as the "Common Stock."

2.       IDENTITY AND BACKGROUND

                  The Reporting Persons include Adelphia Communications Corporation, a Delaware corporation ("Adelphia"), John J. Rigas, Michael J. Rigas, Timothy J. Rigas and James P. Rigas (collectively the "Rigas Reporting Persons") and Adelphia and the Rigas Reporting Persons are referred to herein collectively as the "Reporting Persons" and each as a "Reporting Person". The principal business and office address of each of the Reporting Persons is One North Main Street, Coudersport, Pennsylvania 16915.

                  This statement is filed jointly by the Reporting Persons hereto. The Rigas Reporting Persons are each an executive officer and director of both Adelphia and ABIZ, and are also controlling stockholders of Adelphia. As a result of their relationships with Adelphia and ABIZ, and Adelphia's relationships with ABIZ, the Rigas Reporting Persons may own beneficially or be deemed to own beneficially the shares owned by Adelphia.

                  See Schedule A for (1) the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each Rigas Reporting Person and each executive officer, director and controlling person of Adelphia and (2) a listing of the directors, executive officers and controlling persons of Adelphia.

                  Each of the Rigas Reporting Persons, and each executive officer, director and individual controlling person of Adelphia, is a citizen of the United States. The Reporting Persons are filing this Schedule 13D jointly pursuant to an agreement filed herewith as Exhibit 12.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Adelphia currently owns 19,700,117 outstanding shares of Class A Common Stock and 85,766,040 outstanding shares of Class B Common Stock. Shares purchased by Adelphia since May 1998 are set forth on Schedule B hereto.

                  Of the shares so purchased, all of which were purchased directly from the Company, (i) 5,181,350 Class B shares were purchased on November 30, 1999 for $28.95 per share in cash in connection with a public offering of Class A shares by the Company, (ii) 913,380 Class A shares were purchased on June 13, 2000 for $6.15 per share in cash pursuant to a warrant exercise, and (iii) 11,820,070 Class A shares and 51,459,624 Class B shares were purchased, respectively, on March 19, 2001 for $7.28 per share in cash in connection with a rights offering being made by the Company. The source of all cash used by Adelphia was provided by cash on hand or by borrowings under Adelphia's credit facilities. The source of the cash paid directly for shares by the Rigas Reporting Persons was personal funds or affiliates, and certain shares were awarded as restricted stock awards by the Company. See Item 5 below.

4.       PURPOSE OF TRANSACTION

                  Adelphia acquired the Common Stock for investment purposes. As a result of its ownership of the Common Stock of ABIZ, Adelphia had and continues to have the power to elect the entire Board of Directors of ABIZ.

                  The Rigas Reporting Persons, both prior to and after the above-referenced acquisitions, served and continue to serve as directors and executive officers of both the Company and Adelphia and in such capacities are involved generally in the Company's and Adelphia's management, business and operations. The persons listed in Schedule A hereto, in their capacities as stockholders of Adelphia, both prior to and after the above-referenced acquisitions, had the power to elect eight of the nine members of Adelphia's Board of Directors and such persons (including entities they controlled) are or are deemed to be controlling stockholders of Adelphia. See Schedule 13D, Amendment No. 11, filed by the Rigas Reporting Persons and other filing persons with respect to the Class A Common Stock of Adelphia (SEC File No. 0-16014), which is incorporated herein by reference. The Rigas Reporting Persons, as executive officers and directors of ABIZ, are eligible to receive stock options, stock awards, phantom stock and other awards under the 1996 Long Term Incentive Compensation Plan of ABIZ.

5.       INTEREST IN SECURITIES OF THE ISSUER

         (a)(b) As of June 25, 2001, Adelphia shares or may be deemed to share with the Rigas Reporting Persons, investment power over 19,700,117 or 41.3% of the 47,742,608 outstanding shares of Class A Common Stock and 85,766,040 or 99.0% of the 86,624,693 outstanding shares of Class B Common Stock. The Class B Common Stock is convertible into shares of Class A Common Stock on a one-to-one basis by the holder.

                  Assuming the conversion of Adelphia's Class B Common Stock into Class A Common Stock, Adelphia would own 105,466,157 shares of Class A Common Stock, or an aggregate of 79.0% of the 133,508,648 then outstanding shares of Class A Common Stock of the Company, and would share or may be deemed to share voting and investment power over such shares with the Rigas Reporting Persons.

                  The Rigas Reporting Persons also share voting and investment power over 492,500 of the same shares held by two Rigas family general partnerships, Highland Holdings and Dorellenic. In addition, John J. Rigas,

Michael J. Rigas, Timothy J. Rigas and James P. Rigas each own directly, and hold sole voting and investment power over, 178,000, 110,000, 100,000 and 150,000 shares of Class A Common Stock, respectively.

         (c) Except as set forth in Items 3, 4 and 6 of this Schedule, no Reporting Person has effected any transaction in the Class A or Class B Common Stock during the past sixty (60) days.

         (d)      Not applicable.

         (e) Mr. Daniel Milliard ceased being deemed a beneficial owner of more than 5% of the Class A Common Stock as of October 25, 1999 when he was no longer a director or officer of Adelphia.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The warrant pursuant to which Adelphia purchased 913,380 shares of Class A Common Stock and the purchase agreement pursuant to which Adelphia purchased the 5,181,350 shares of Class B Common Stock are incorporated by reference herein and being filed as exhibits under Item 7.

                  Except as otherwise described herein, no Reporting Person has any other contracts, arrangements, understandings or relationships with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7.       MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.

13. Stock Purchase Agreement dated November 23, 1999 between Adelphia and the Company (Incorporated herein by reference to Exhibit 10.01 to Form 8-K of ABIZ for the event dated November 23, 1999 (File No. 0-21605)).

14.      Warrant dated May 8, 1998 (Incorporated herein by reference is Exhibit
         10.03 to Form 8-K of ABIZ dated June 24, 1998 (File No. 0-21605)).

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     ADELPHIA COMMUNICATIONS CORPORATION

August 9, 2001                                       By:  /s/Michael J. Rigas
Date                                                 Signature


                                                     Michael J. Rigas, Executive Vice President
                                                     Name/Title


August 9, 2001                                       /s/John J. Rigas
Date                                                 Signature


                                                     John J. Rigas
                                                     Name/Title



August 9, 2001                                       /s/Michael J. Rigas
Date                                                 Signature



                                                     Michael J. Rigas
                                                     Name/Title



August 9, 2001                                       /s/Timothy J. Rigas
Date                                                 Signature



                                                     Timothy J. Rigas
                                                     Name/Title





                                                                 11


August 9, 2001                                       /s/James P. Rigas
Date                                                 Signature



                                                     James P. Rigas
                                                     Name/Title



                                                              SCHEDULE A
                                                                  TO
CUSIP No. 006847107                                          SCHEDULE 13D
                                                           (Amendment No. 1)
Name and Business Address                        Principal Occupation or Employment and Principal
                                                 Business and Address

John J. Rigas                                    Director, Chairman, Chief Executive Officer and
Adelphia Communications Corporation              President, Adelphia Communications Corporation
One North Main Street                            Director and Chairman,
Coudersport, Pennsylvania 16915                  Adelphia Business Solutions, Inc.
                                                 One North Main Street
                                                 Coudersport, Pennsylvania 16915

Michael J. Rigas                                 Director and Executive Vice President,
Adelphia Communications Corporation              Adelphia Communications Corporation
One North Main Street                            Director and Vice Chairman,
Coudersport, Pennsylvania 16915                  Adelphia Business Solutions, Inc.
                                                 One North Main Street
                                                 Coudersport, Pennsylvania 16915

Timothy J. Rigas                                 Director, Executive Vice President, Chief Financial
Adelphia Communications Corporation              Officer and Treasurer,
One North Main Street                            Adelphia Communications Corporation
Coudersport, Pennsylvania 16915                  Director, Vice Chairman and Chief Financial Officer,
                                                 Adelphia Business Solutions, Inc.
                                                 One North Main Street
                                                 Coudersport, Pennsylvania 16915

James P. Rigas                                   Director and Executive Vice President,
Adelphia Communications                          Corporation Adelphia Communications Corporation
One North Main Street                            Director, Vice Chairman and Chief Executive Officer,
Coudersport, Pennsylvania 16915                  Adelphia Business Solutions, Inc.
                                                 One North Main Street
                                                 Coudersport, Pennsylvania 16915

Adelphia Communications Corporation
One North Main Street
Coudersport, PA  16915

Pete J. Metros (Adelphia Director)               Director, Adelphia Communications Corporation
507 Plymouth Avenue, NE                          One North Main Street
Grand Rapids, MI  49505                          Coudersport, Pennsylvania 16915
                                                 Managing Director, Mannesmann Dematic AG



                                                                 13

Peter Venetis (Adelphia Director)                Managing Partner
469 Seventh Avenue, 4th Floor                    Praxis Capital Ventures, L.P.
New York, NY  10018                              469 Seventh Avenue, 4th Floor
                                                 New York, NY 10018

Dennis Coyle (Adelphia Director)                 General Counsel/Secretary
P.O. Box 1400                                    FPL Group, Inc.
700 Universe Boulevard                           P.O. Box 1400
Juno Beach, FL  33408                            700 Universe Boulevard
                                                 Juno Beach, FL 33408

Leslie Gelber (Adelphia Director)                President and COO
1114 Avenue of the Americas                      Caithness Corporation
New York, NY  10036                              1114 Avenue of the Americas
                                                 New York, NY 10036

Erland Kailbourne (Adelphia Director)            President/Chairman
3650 Marine Midland Center                       John R. Oishei Foundation
Buffalo, NY  14203                               3650 Marine Midland Center
                                                 Buffalo, NY 14203

                                                              SCHEDULE B
                                                                  TO
CUSIP No. 006847107                                          SCHEDULE 13D
                                                           (Amendment No. 1)

                                                          Adelphia Purchases


                 Date                              Amount of Shares                        Price Per Share
               11/30/99                             5,181,350 Class B                          $28.95

                6/13/00                               913,380 Class A                           $6.15

                3/19/01                            11,820,070 Class A                           $7.28

                3/19/01                            51,459,624 Class B                           $7.28


                                                         John Rigas Purchases


                6/13/01                             10,000 Class A                              $4.43


